
02029402

2001


AFTERMARKET
BRAND ALLIANCE
TM


ACL


HASTINGS


ZOLLNER

HASTINGS MANUFACTURING COMPANY

★

2001 ANNUAL REPORT

Table of Contents

Business of Hastings Manufacturing Company

Hastings Manufacturing Company serves the automotive parts market with piston rings, mechanics' specialty tools and additives for engines, transmissions and fuel systems. The piston rings and mechanics' specialty tools, available under the "HASTINGS" brand name, are marketed primarily through independent warehouse distributors, retailers and, on a limited basis, directly to original equipment manufacturers. The additives products, available under the "CASITE" brand name, are marketed through The Casite Company, a joint venture company described below. The "HASTINGS" and "CASITE" brand name products are distributed to multiple foreign markets both directly and through independent representatives. Canadian distribution of all products is handled through a wholly owned subsidiary, Hastings, Inc. located in Barrie, Ontario. In 1999, Hastings, Inc. began to distribute and administer products for other U.S.-based suppliers into the Canadian market. In March of 2001, the Company entered into an agreement with Karl Schmidt Unisia to market and distribute Zollner® brand pistons into the U.S. and Mexican aftermarkets. In November of 2001, the Company signed an agreement with Automotive Components Limited (ACL) to market and distribute ACL brand engine bearings, gaskets and import application pistons into those same markets. These additional products offered by Hastings, Inc. and Hastings Manufacturing Company complement the current piston ring offerings as to both distribution channels and customer base.

Product Information

HASTINGS® PISTON RINGS

Hastings offers the broadest selection of moly, chrome and cast-iron barrel-faced compression rings in the industry, assuring the proper ring set for every application. Hastings compression rings, together with the Flex-Vent® oil ring, provide the ultimate in piston ring set performance.

Hastings *Motor Engineering* goes far beyond "fitting the piston" by providing intricate ring and groove combinations to meet unique operating applications. This engineering expertise guarantees the right rings for absolutely every engine application.

Known worldwide as one of the industry's top automotive suppliers since 1915, Hastings has earned its reputation as the leader in the development of new engine and piston ring technology. This commitment to excellence is shared company-wide by engineering, research, production, advertising and sales. Each of these components makes up our foundation, and each is critical in providing superior ring sets.

CASITE® ADDITIVES/CHEMICALS

The CASITE brand engine additives/chemical product line of Hastings Manufacturing Company has had a long tradition of offering products that service a variety of automotive needs and problems. In an effort to build upon that tradition, the Company entered into a joint venture agreement, in October 1999, with one of its long-time distributors, Troy, Michigan-based Intraco Corporation. The purpose of this joint venture, which is doing business as The Casite Company, is to expand the additives offerings through global market penetration and an expansion of the CASITE brand name.

HASTINGS® SPECIALTY SERVICE TOOLS

The HASTINGS Automotive Service Tools and Accessories product line of Hastings Manufacturing Company offers a wide assortment of vital products including: specialty tools, diagnostic equipment, small engine tools and testers, machine shop tooling & equipment, tachometers, gauges, valve seals and valve spring inserts.

ACL ENGINE PRODUCTS

Automotive Components Limited is a QS9000 certified Australian manufacturer of ACL brand automotive components. The ACL range of products that the Company sells in the domestic and Mexican aftermarkets encompasses a complete line of engine bearings and gaskets, as well as a select range of piston assemblies for foreign automotive applications.

ZOLLNER® PISTONS

ZOLLNER Pistons is the aftermarket piston brand of QS9000 certified Karl Schmidt Unisia, Inc. (KUS). KUS offers a broad range of pistons that the Company sells in the domestic and Mexican aftermarkets.

Historical Financial Information

	2001 (3), (4)	2000 (3)	1999 (3)	1998	1997
Selected Financial Data					
Net Sales (1)	**$34,794,734**	$35,146,234	$37,308,103	$39,415,193	$36,195,641
Net Income (Loss)	**1,047,545**	(459,156)	326,770	1,730,427	955,233
Basic and Diluted Earnings (Loss) per Share (2)	**1.41**	(.61)	.42	2.24	1.24
Long-Term Debt	**-**	3,060,000	3,660,000	4,620,000	565,625
Total Assets	**32,070,970**	33,701,248	35,662,817	36,188,500	33,390,331
Dividends per Share (2)	**-**	.29	.32	.315	.25
Average Shares Outstanding: (2)					
Basic	**745,046**	748,653	775,046	771,496	768,516
Diluted	**745,046**	748,653	775,046	772,694	768,680
Other Financial Information					
Working Capital	**$ 7,000,543**	$ 8,097,843	$10,889,246	$11,898,279	$ 9,436,732
Current Ratio	**1.69**	1.86	2.26	2.63	2.06
Quick Ratio	**.57**	.54	.68	.84	.75
Stockholders' Equity per Share (2)	**$ 6.38**	$ 7.83	$ 9.18	$ 8.89	$ 6.82

(1) Net sales for all years presented have been restated to reflect the reclassification of (a) shipping and handling revenues and costs and (b) co-op advertising expenses as discussed in Note 1 to the Consolidated Financial Statements.

(2) Average shares outstanding and the related per share results have been adjusted to reflect the two-for-one stock split effective March 23, 1998.

(3) Reference is made to Note 7 to the Consolidated Financial Statements for disclosure of an uncertainty regarding the outcome of a lawsuit filed on January 24, 2000.

(4) The 2001 data includes a $714,279 pre-tax ($471,424 after tax) gain on sale of the Company's non-business related real property.

Common Stock Market Price and Dividends

The Company's common stock is traded on the American Stock Exchange (ticker symbol HMF). On March 19, 2002, there were 761,726 outstanding shares and the number of record shareholders was 227.

	2001			2000		
	Stock Price		**Cash Dividends**	Stock Price		Cash Dividends
	High	**Low**	**Paid**	High	Low	Paid
First Quarter	**$ 6.100**	**$ 4.750**	**$ -**	$ 8.125	$ 7.000	$ .08
Second Quarter	**5.010**	**4.900**	**-**	9.250	7.250	.08
Third Quarter	**8.290**	**4.950**	**-**	8.750	7.000	.08
Fourth Quarter	**5.600**	**5.000**	**-**	7.250	5.125	.05

Effective February 22, 2001, the Company suspended indefinitely its regular quarterly cash dividend of $.05 per share in light of soft market conditions and a slowdown in sales of its core automotive products. In accordance with the terms of the Company's loan agreement with its primary lender, as amended March 21, 2001, the Company is prohibited from paying dividends through the revised loan agreement maturity date of May 30, 2002.

To Our Shareholders

The past year marked a turning point for Hastings Manufacturing Company. We improved our operations, increased quality and turned the corner to profitability after a loss the previous year. More importantly, we set in motion a new strategy that will transform Hastings from a manufacturer of piston rings to a global producer and supplier of internal engine parts.

The financial turnaround is best shown by our results: We reported net income of $1,047,545, or $1.41 per share, on net sales of $34.8 million in 2001, compared with a net loss of $459,156, or $0.61 per share, on net sales of $35.1 million in 2000. Our increase in net income was attributable to the operational improvements we implemented over the past year, as well as a one-time, pre-tax gain of approximately $714,000 related to the sale of non-business property.

These results were particularly gratifying because they came in a year when many auto suppliers posted declining results. We were able to buck that trend by fine-tuning our operations in 2001, a process which helped us increase profitability, reduce scrap and improve our overall product quality.

As the saying goes: What a difference a year makes. When we wrote to you last year, the global auto industry was in a tailspin and Hastings Manufacturing had sustained its share of bumps. With sales of new cars decreasing, our sales to original equipment manufacturers fell. Likewise, our sales of replacement piston rings were off, reflecting softness in the global aftermarket.

With these market factors going against us, we turned inward. In February, we instituted a number of measures aimed at containing costs and improving profitability. The board voted to suspend the quarterly cash dividend and eliminated approximately 11 percent of our salaried workforce and a similar percentage of our hourly workforce. These initiatives ultimately helped us trim more than $1 million from our annual operating budget.

We knew though, as we said last year, that a company can't shrink its way to growth. As we assessed the changing automotive parts market and Hastings' niche within it, we began to realize that the driving force of our business had evolved over the past few years. While we have an 85-year history as a manufacturer, in recent years we have established and solidified our capabilities in the areas of sales, marketing and distribution.

In 1999, our Canadian subsidiary created a Distribution, Administration and Sales (DAS) program to sell an entire complement of engine components – including piston rings, pistons, camshafts, valves and other engine parts – in the Canadian aftermarket. In 2000, we took our sales-and-marketing expertise another step further with the establishment of our joint venture company to sell Casite® automotive chemicals around the globe.

As we headed into 2001, we clearly saw that our customers were looking for a single source capable of offering them a range of internal-engine components with a minimum of hassles. In essence, they wanted "one salesperson, one shipment and one invoice."

Building on the experience gained in Canada, we reached an agreement last spring with Germany-based Karl Schmidt Unisia, Inc. (KUS) to become the exclusive marketer and distributor of Zollner® brand pistons in the United States and Mexico. In the fall, we broadened the portfolio of engine products we could offer customers through an alliance with Australia-based Automotive Component Limited (ACL). Under that alliance, Hastings will sell ACL® engine products, including bearings, gaskets and import pistons in the United States and Mexico.

The initial success of these agreements, and the recognition that marketing and distribution had become highly valued core competencies, drove our board and management to refine Hastings' vision for the future and create an organizational structure to match that vision.

In December, we announced a strategic realignment aimed at accelerating our growth as a global supplier of internal engine components. Over the next year, we plan to split our operations into two business units: the Aftermarket Brand Alliance (ABA) unit and Piston Ring Operations. Each unit will have its own management, who will be responsible for developing and executing a carefully defined business strategy that ensures high levels of quality and customer service.

Along with those changes, the board appointed Mark as Chairman and Chief Executive Officer, and named Andrew as President. The board also expanded the responsibilities of Thomas Bellgraph, naming him Vice President of Corporate Administration. We also appointed Tim Vehlewald, who joined the Company from ACL, as Vice President of Strategic Development. Tim has been assigned the responsibility of establishing and managing strategic alliances between Hastings and other manufacturers of internal engine components.

Our alliances with ACL, KUS and others will be increasingly important as we move forward. We will also be aggressive in our pursuit of marketing and distribution alliances with the manufacturers of other engine components. Our pitch to them is fairly compelling: "We can sell your products more cost effectively and provide the customer with a better level of service."

Part of the reason we can make good on that pitch is our nationwide sales force and our established reputation among the top professional engine rebuilders, parts warehouses, specialty retailers and the OEMs. In the coming year, we intend to solidify that reputation by continuously improving our operations, our quality and order fill-rates. From a manufacturing perspective, we will continue to focus on lean manufacturing concepts to improve our performance. Likewise, we will adjust our distribution – we recently, for example, redesigned our 120,000-square foot distribution warehouse in Hastings, Michigan to better accommodate our alliance partners and to ensure we have product on hand when orders are processed.

To Our Shareholders (cont.)

We'll also expand our sales and marketing presence in the industry. Hastings will attend more industry trade shows in 2002 than in years past. These shows give us new opportunities to showcase our products and our commitment to bringing value to customers.

Taken together, these and other efforts in the coming year should translate into a new direction for Hastings. We will continue to build on our heritage as a manufacturer of piston rings, of course, but all of us at Hastings are committed to building our reputation as engine specialists.

We are cautiously optimistic as we move into 2002. While we cannot predict when the replacement-parts and original-equipment markets will recover, we are doing all we can to make the most of the near-term opportunities – and prepare for the long-term.

We are confident the realignment of our businesses, the assignment of new responsibilities and our continued pursuit of lean manufacturing will enable us to create significant value for shareholders, employees, customers and all of our business partners.

Thanks for your support of Hastings Manufacturing Company.

Sincerely,





Mark R.S. Johnson
Chairman and Chief Executive Officer

Andrew F. Johnson
President

OVERVIEW

For the year ended December 31, 2001, the Company earned a net profit of $1,047,545 compared to a net loss of $459,156 in 2000. This increased profitability was the result of various factors, each of which is more fully described below. The more significant factors include decreased cost of sales resulting from a reduction in the individual inventory cost components (material, labor and overhead), combined with lower production scrap costs resulting from the on-going refinement of the lean manufacturing process; a decrease in operating expenses resulting from the cost containment measures implemented by the Company during the first quarter of 2001; and an increase in other, net income resulting from a gain on the sale of the Company's non-business related real property.

On February 22, 2001, the Company announced that it had instituted a series of cost-containment measures in an effort to reduce its operating expenses and improve its profitability and cash position. These measures are discussed in the "Liquidity and Capital Resources" section below. Results of these measures realized in 2001 are discussed throughout the remainder of this discussion and analysis.

RESULTS OF OPERATIONS

NET SALES

2001 Compared to 2000

Net sales for 2001 decreased $351,500, or 1.0%, from $35,146,234 in 2000 to $34,794,734. This slight decrease reflects sales declines in the domestic and Canadian aftermarket and the private brand and original equipment markets, partially offset by an increase in the export volume. The sales decreases in the domestic and Canadian aftermarket reflect a continued industry-wide softness in the automotive replacement parts industry that began in the third quarter of 2000. The decrease in the private brand volume reflects reduced sales to a specific customer, while the decrease in the original equipment volume is consistent with the decreased year-to-date production volume of the domestic automotive and light-duty truck manufacturers. The increase in the export volume reflects the broadening of the Company's customer base into new export markets.

Net sales in the fourth quarter of 2001 decreased $148,054 in comparison to the fourth quarter of 2000. This decrease reflects a decline in the domestic piston ring aftermarket volume, slightly offset by an increase in the original equipment volume. Net sales in the Canadian aftermarket, private brand and export markets, were relatively flat during the fourth quarter of 2001, in comparison to the fourth quarter of 2000. The decrease in the domestic aftermarket volume reflects the continued industry-wide softness in that market. The increase in the original equipment volume reflects the improved production volume experienced by the domestic automotive and light-duty manufacturers in the fourth quarter of 2001. The Company is continuing to see an improvement in the original equipment volume during the first few months of 2002. The Company anticipates, however, that the industry-wide softness in the domestic aftermarket may continue into 2002 and, as such, has incorporated this expected softness into its future net sales and earnings estimates.

During 1999, the Company's Canadian subsidiary, Hastings, Inc., began to distribute and administer products for other U.S.-based suppliers into the Canadian market, on a commission basis. In March 2001, the Company signed an agreement with Karl Schmidt Unisia to market and distribute Zollner brand pistons into the domestic and Mexican aftermarkets. In early November 2001, the Company signed an agreement with Automotive Components Limited (ACL) to market and distribute ACL brand engine bearings, gaskets and import pistons into those same markets. The Company began marketing and distributing the ACL products during the first quarter of 2002; therefore, there was no sales impact from this agreement during 2001. Under the terms of the various distribution agreements, the Company retains a portion of the net product revenues, in the form of commissions, in exchange for providing marketing and distribution services. Commission revenues, included in net sales, from these relatively new distribution arrangements amounted to $462,169, $294,732 and $85,598 in 2001, 2000 and 1999, respectively. The Company anticipates that these, and possibly additional, distribution arrangements will increasingly contribute to its future sales and profitability.

2000 Compared to 1999

Net sales for 2000 decreased $2,161,869, or 5.8%, from 1999. The decrease reflected sales declines in the domestic and Canadian aftermarkets, and the private brand and original equipment markets, partially offset by an increase in the Company's export volume. The sales decreases in the domestic and Canadian aftermarkets reflected the initial effects of the industry-wide softness in the automotive replacement parts industry. The decreases in the private brand and original equipment markets reflected the loss of certain customers through market consolidation and a sustained downturn in the original equipment market. The increase in the export volume reflected the results of the Company's focus on increasing sales in the export market. The total sales decrease in 2000 also reflected a reduction of approximately $600,000 in Casite additives sales. Prior to 2000, Casite sales were included in the Company's financial statements. In October 1999, the Company entered into a 50% owned joint venture for the purpose of expanding its additives offerings through both increased global market penetration and an expansion of the product offerings under the "Casite" name. As a result, Casite sales, in 2000, were recorded in the unconsolidated financial statements of the joint venture rather than through net sales within the Company's financial statements.

Net sales in the fourth quarter of 2000 decreased $953,197, or 10.5%, from the 1999 total. This decrease was the result of the same factors noted in the above discussion.

COST OF SALES AND GROSS PROFIT

2001 Compared to 2000

Cost of sales for 2001 decreased $1,095,009, or 4.3%, from $25,741,410 in 2000 to $24,646,401. The Company's gross profit margin on net sales increased from 26.8% in 2000 to 29.2% in 2001. A slight reduction in cost of sales would be expected, in 2001, as a result of the 1.0% decrease in net sales. However, there were several factors that contributed to the more significant reduction in cost of sales, and the corresponding increase in the gross profit margin for 2001. Export volume, as noted above, increased in 2001. This export volume has traditionally carried a lower gross profit margin than domestic sales due to the lower level of operating expenses (not included in cost of sales) that are required to service that volume. Domestic aftermarket sales, on the other hand, decreased during 2001. Sales in this market have traditionally carried a higher gross profit margin in order to support the higher level of operating expenses associated with that volume. While this sales mix change did have a negative effect on the 2001 gross profit margin, it was slightly offset by the positive gross profit impact generated from the marketing and distribution of Zollner brand pistons. Additionally, as discussed above, the Company experienced reductions in its individual inventory cost factors (material, labor and overhead) in 2001. The material cost reduction is the result of lower raw material costs obtained from the Company's rolled steel vendors, combined with lower cast iron costs incurred by the Company in processing its own foundry castings. The labor cost reduction reflects efficiencies gained through lean manufacturing and decreased costs resulting from the work force reduction implemented in the first quarter of 2001. Overhead costs also decreased, reflecting an increased effort by the Company to control the non-fixed portion of these costs. The Company also incurred lower production scrap costs in 2001, resulting from the on-going refinement of its lean manufacturing processes, which further contributed to the reduction in cost of sales, and the corresponding increase in the gross profit margin. Along with these two factors that occurred in 2001, there were several cost of sales items in 2000 that resulted in the large reduction in cost of sales when comparing the two periods. During the fourth quarter of 2000, the Company completed adjustments to its labor cost standards to reflect efficiencies obtained in its transition to a lean manufacturing environment. While this new manufacturing environment is expected to result in lower labor costs in future years, the related adjustments resulted in additional cost of sales for 2000 as year-end inventory was adjusted downward to reflect the application of these lower labor standards. Also during 2000,and primarily in the fourth quarter, overhead costs increased relating to on-going maintenance of plant equipment and tooling expense necessary to support the lean manufacturing environment.

Cost of sales for the fourth quarter of 2001 decreased $888,853, or 13.1%, from the fourth quarter of 2000 while the gross profit margin increased to 26.1% from 16.6% during these periods. These improvements primarily reflect the adjustments, in 2000, to the labor cost standards applied to inventory, combined with the increased overhead costs incurred in the fourth quarter of 2000, as discussed above. The gross profit margin generated in the fourth quarter of 2001 (26.1%) was lower than the gross profit margin generated during the first three quarters of 2001 (30.1%), primarily reflecting a fourth quarter adjustment of the rolled steel perpetual inventory quantities to lower physical inventory levels.

2000 Compared to 1999

Cost of sales for 2000 decreased $1,509,612, or 5.5%, from 1999. The Company's gross profit margin on net sales decreased slightly to 26.8% in 2000 from 27.0% in 1999. While the overall decrease in cost of sales is consistent with the decrease in net sales, several factors negatively affected the gross profit margin in 2000. As noted above, the Company experienced a change in its sales mix in 2000. This sales mix change saw a shift in sales from the domestic aftermarket (which generates a higher gross profit on net sales) to the export market (which generates a lower gross profit on net sales). Domestic aftermarket sales were down in 2000 due to an overall softness in the replacement parts market. Export volume increased in 2000 as a result of the Company's focus on this market. The Company's 2000 gross profit margin was also negatively affected by changes to the labor cost standards applied to inventory in the fourth quarter, as noted above. Material costs remained relatively unchanged from the prior year average, with increases in cast iron costs offset by reductions in rolled steel costs. Labor costs increased slightly from the prior year average, with a labor cost increase resulting from the collective bargaining agreement, partially offset by the effects of the labor efficiencies noted above. Specific overhead costs, noted above, also increased during 2000.

Cost of sales for the fourth quarter of 2000 increased by $225,523, or 3.4%, over the fourth quarter of 1999. This increase was primarily the result of the changes to the labor cost standards applied to inventory, as noted above. The gross profit margin generated in the fourth quarter of 2000 (16.6%) was lower than the gross profit margin generated during the first three quarters of 2000 (29.8%), reflecting the negative effect of the labor cost changes noted above, combined with the sales mix change noted above, the increase in overhead expenses noted above, an increase in group health insurance costs and the absence of gross profit from Casite sales in 2000.

OPERATING EXPENSES

2001 Compared to 2000

Total operating exenses for 2001 decreased $331,453, or 3.7%, from $8,899,417 in 2000 to $8,567,964. Advertising expenses increased $45,377, or 27.0%, from the 2000 total. This increase primarily reflects an increase in printed material costs relating to a one-time charge for the start-up of the marketing and distribution of Zollner brand pistons, combined with the costs associated with the production of several piston ring brochures. Selling expenses decreased $21,741, or 0.7%, from the 2000 total. This decrease reflects decreases in various selling support costs, partially offset by increases in sales personnel costs, agents' commissions and salesmen's travel costs. General and administrative expenses decreased $355,089, or 6.3%, from the 2000 total. This decrease reflects decreases in legal and professional fees, the provision for doubtful accounts receivable, other general personnel support costs and property insurance costs, partially offset by a slight increase in general personnel costs. The decrease in legal and professional fees reflects reduced activity relating to the Company's retirees class-action lawsuit described in Note 7 to the accompanying Consolidated Financial Statements. The decrease in the provision for doubtful accounts receivable reflects write-offs, in 2000, of specific customer accounts, offset slightly by an increase in the 2001 provision for several of the Company's customers who sought Chapter 11 (reorganization) bankruptcy protection. The current allowance for doubtful accounts receivable ($310,000 at December 31, 2001) is considered adequate to cover any potential losses resulting from these bankruptcy proceedings. The decrease in other general personnel support costs reflects the success of the cost containment measures implemented by the Company during the first quarter of 2001. The decrease in property insurance costs reflects the deductible portion of an insured fire loss, in 2000, that took place within the finished goods storage area of the Company's U.S. production facility.

Fourth quarter 2001 operating expenses decreased $258,520, or 11.7%, from the fourth quarter of 2000 total. This decrease was the result of the same factors noted in the above discussion.

2000 Compared to 1999

Total operating expenses for 2000 increased $58,152, or 0.7%, from 1999. Advertising expenses decreased $4,410, or 2.6%, from the 1999 total. This decrease reflected decreases in printed material and trade advertising costs, partially offset by an increase in advertising support salaries. Selling expenses increased $45,704, or 1.5%, from the 1999 total. This increase reflected increases in salesmen's travel and various sales personnel and support costs, partially offset by a decrease in volume-driven agents' commissions. General and administrative expenses increased $16,858, or 0.3%, from the 1999 total. This increase reflected increases in the provision for doubtful accounts receivable, group health insurance, legal and professional fees, and property insurance costs, largely offset by decreases in general personnel support costs.

Fourth quarter 2000 operating expenses decreased $133,563, or 5.7%, from the 1999 total. This decrease primarily resulted from a reduction in volume-driven agents' commissions, legal and professional fees and general support costs, partially offset by increases in salesmen's travel, the provision for doubtful accounts receivable and group health insurance costs.

OTHER EXPENSES

2001 Compared to 2000

Other expenses, net for 2001 decreased $832,739 from the 2000 total. This decrease primarily reflects a combination of decreased interest expense and the fourth quarter 2001 gain on sale of property and equipment. The decreased interest expense is due to a reduced reliance on the Company's short-term lines of credit, due to cash flow improvements in 2001, combined with the favorable impact of declining short-term interest rates throughout 2001. The gain on sale of property and equipment, amounting to $714,279, relates to the gain on sale of the Company's non-business related real property, as discussed below under "Liquidity and Capital Resources." Other, net income for 2001 decreased from 2000 primarily due to reduced net income recognized by the Company relating to its investment in the Casite joint venture.

Fourth quarter 2001 other expenses, net decreased by $682,221 from the 2000 net total. This decrease was the result of the same factors noted in the above discussion.

2000 Compared to 1999

Other expenses, net for 2000 increased by $54,517 over the 1999 net total. This increase reflected the increased interest expense arising from the added reliance on the Company's short-term lines of credit throughout 2000, offset slightly by the income recognized from the Company's investment in the Casite joint venture, which is recorded as other, net income. There was no income recognized from the joint venture in 1999.

Fourth quarter 2000 other expenses, net increased $5,682 from the 1999 total. This increase was the result of the same factors noted in the above discussion.

TAXES ON INCOME

The impact of income taxes on the reported results of the Company is detailed in Note 9 to the Consolidated Financial Statements. The 2001 effective tax rate of 39.1% is slightly higher than the statutory federal tax rate of 34.0% due primarily to the impact of state income taxes and certain nondeductible expenses. The recording of $271,000 of tax expense on a pre-tax loss of $188,156 for 2000 primarily results from an increase in the deferred income tax asset valuation allowance of approximately $300,000. This increase related to foreign tax credits that management anticipated, based on recent financial results, were likely to expire unutilized in future years. During 2001, $260,651 of foreign tax credits expired. The 2000 tax amount was also impacted by the effect of state income taxes and certain nondeductible expenses. The 1999 effective tax rate of 43.3% is higher than the statutory federal tax rate of 34.0% due primarily to the impact of state income taxes and certain nondeductible expenses. The 1999 effective tax rate was also affected by the increase in the deferred income tax asset valuation allowance related to foreign tax credits that were expected to expire unutilized in 2000.

As of December 31, 2001, the Company recorded net deferred income tax assets of $7,322,332. The major components include the tax effect of net operating loss carryforwards of $1,417,323 and net accrued retirement and postretirement benefit obligations totaling $5,310,978. The realization of these recorded benefits is dependent upon the generation of future taxable income.

The net operating loss carryforwards expire in 2012, 2019 and 2020, if not previously utilized. During 2001, the Company utilized net operating loss carryforwards of $1,119,094, resulting in a $380,492 reduction in the related deferred income tax asset. Management believes that the cumulative net operating loss carryforward will be fully utilized by late 2004.

The Company further expects to be able to realize the deferred tax assets related to the retirement and postretirement benefit obligations as it pays these benefits. Such payments will constitute an expense that is deductible for tax reporting purposes over many future years. During each of the ten years prior to when the recent net operating loss carryforwards arose, the Company has been able to deduct these benefit payments for tax reporting purposes and reduce its tax liability accordingly. As a result of the 1997 plan amendment to the retiree medical plan as discussed in Note 6 to the Consolidated Financial Statements, current tax deductible payments are expected to exceed the annual expense recognition for financial reporting purposes, thus accelerating the absorption of the future periods' tax benefit.

Management believes that it is more likely than not that adequate levels of future income will be generated to absorb the net operating loss carryforwards, the deductible amounts related to the retirement and postretirement benefit obligations and the remaining net deductible temporary differences. However, based on the amount of net operating loss carryforwards at December 31, 2001 (which must be utilized before foreign tax credit carryforwards can be utilized), management believes that it is more likely than not that the foreign tax credits will go unutilized prior to their expiration. As a result, a valuation allowance has been recorded for the total foreign tax credits of $59,467 at December 31, 2001.

LIQUIDITY AND CAPITAL RESOURCES

On February 22, 2001, the Company announced that it had instituted a series of cost-containment measures in an effort to reduce its operating expenses and improve its profitability and cash position. The cost-containment measures were in response to a continued softness in the domestic piston ring aftermarket and a downturn in the original equipment market. The cost-containment measures consisted of reductions in the salaried and hourly workforces and identification of reductions in various non-payroll related expenses. The workforce reductions resulted in $36,000 in severance payments. The Company also announced an indefinite suspension of its regular quarterly cash dividend and identified certain assets for possible future sale in an effort to further improve its cash position. In early November 2001, the Company sold its non-business related real property. The gain on the sale of this property, amounting to $714,279, is included in other expenses, net in the Consolidated Statements of Income.

The Company's primary cash requirements continue to be for operating expenses such as labor costs, and for funding accounts receivable, capital expenditures and long-term debt service. Historically, the Company's primary sources of cash have been from operations and from bank borrowings. These sources of cash depend on attaining future positive financial results. The Company believes that the cost containment measures implemented in 2001, combined with the expected positive financial impact from the marketing and distribution agreements with Zollner and ACL, should allow it to generate sufficient cash from operations to assist in satisfying the Company's cash requirements. The future ability to utilize bank borrowings to satisfy the Company's cash requirements is contingent upon the successful renewal of the Company's short-term line of credit and the refinancing of its long-term debt with its primary lender. The current $4,000,000 line of credit and term loan agreement both mature on May 30, 2002. Based on recent and anticipated future positive financial results, and preliminary discussions with its primary lender, the Company expects to renew its short-term line of credit and refinance its long-term debt in May 2002. The Company's short- and long-term debt represents its primary contractual obligations as of December 31, 2001. It has no significant lease or other commercial commitments and has no off-balance sheet arrangements.

In late March 2001, the Company's loan agreement with its primary lender relating to its short-term and long-term borrowing was amended. The primary terms of this amended loan agreement are detailed in Note 3 to the Company's Consolidated Financial Statements. The Company maintains two additional lines of credit with banks aggregating $2,200,000. Total short-term lines available to the Company as of December 31, 2001 totaled $6,200,000, of which $2,500,000 was unused. In an effort to minimize its floating interest rate exposure relating to its long-term borrowings, the Company is a party to an interest rate swap agreement essentially fixing the interest rate on a portion of that debt within a small range. The rate will fluctuate within 8.325% to 8.575% depending upon certain Company performance parameters. As of December 31, 2001 the "fixed" rate on those borrowings was 8.575% and the notional amount of the swap agreement amounted to $1,980,000.

During 2001, the Company generated $1,755,937 of net cash from operating activities. The realized net income, depreciation and decreases in deferred income taxes and inventories were partially offset by an increase in accounts receivable, a gain on the sale of property and equipment, and decreases in accounts payable and accruals and the postretirement benefit obligation. The decrease in deferred income taxes primarily reflects the utilization of a portion of the net operating loss carryforward based on earnings for the year. The decrease in inventories reflects a planned reduction in the Company's inventory to certain levels, combined with the shortfall of production output versus customer demand during the first half of 2001. Production output aligned with customer demand throughout the second half of 2001. The increase in accounts receivable reflects the timing of customer sales and the related payment terms associated with those sales. The gain on the sale of property and equipment reflects the sale of the Company's non-business related real property described earlier in this discussion. While this sale resulted in additional cash to the Company, it is not considered an "operating" cash flow item for purposes of determining cash flows provided by operating activities. The decrease in accounts payable and accruals is due to a decrease in accruals for general accounts payable and interest, partially offset by increases in accruals for salesmen's bonuses and workers' compensation. The decrease in the postretirement benefit obligation reflects the excess of actual postretirement benefit claims paid over the actuarially determined annual expense. The investing activities for 2001 reflect the Company's continued support of its lean manufacturing environment, as well as the initial capital expenditures for the modernization of the Company's main distribution center, now being utilized to distribute ACL related products. The investing activities also reflect the proceeds from the sale of the Company's non-business related real property discussed above. The financing activities for 2001 reflect the working capital requirements that were primarily needed to fund the operating activity items noted above. Due primarily to the improved 2001 operating results, and the proceeds from the sale of the non-business related real property, principal payments on the Company's short-term credit facility exceeded related borrowings by $1,300,000. The financing activities also reflect the principal payments under the amended loan agreement, as well as the restriction of paying dividends and repurchasing the Company's common stock, as detailed in Note 3 to the Company's Consolidated Financial Statements.

During 2000, the Company generated $1,030,145 of net cash from operating activities. The realized depreciation, combined with decreases in accounts receivable, inventories, deferred income taxes and an increase in accounts payable and accruals, were partially offset by the net loss and a decrease in the postretirement benefit obligation. The decrease in accounts receivable reflected the timing of customer sales and the related payment terms associated with those sales. The decrease in inventories reflected a reduction in inventory requirements in relation to customer demand. The decrease in deferred income taxes primarily reflected the increase in the valuation allowance for foreign tax credits that management anticipated were likely to expire unutilized in future years. The increase in accounts payable and accruals reflected an increase in general accounts payable, taxes and compensation, offset slightly by a decrease in miscellaneous payables. The decrease in the postretirement benefit obligation reflected the excess of actual postretirement benefit claims paid over the actuarially determined annual expense. The investing activities for 2000 reflected the Company's continued support of its lean manufacturing environment. The investing activities also reflected the investment in a joint venture, in February 2000, related to the "Casite" brand additives products. The financing activities reflected the working capital requirements that were primarily needed to fund the operating activity items noted above. The financing activities also reflected the amortization of the Company's long-term obligation that was amended in March 2001, and the purchase and retirement of 30,000 shares of the Company's common stock. This stock repurchase was part of the common stock repurchase program that the Company announced in February 2000. This program is described in Note 8 to the Consolidated Financial Statements.

During 1999, the Company generated $1,112,546 of net cash from operating activities. The realized net income and depreciation, combined with decreases in accounts receivable, prepaid pension cost and deferred income taxes, were partially offset by increases in inventories and decreases in accounts payable and accruals and the postretirement benefit obligation. The decrease in accounts receivable reflected the timing of customer sales and related payment terms associated with those sales. The decrease in the prepaid pension cost reflected the recognition of the pension expense for 1999. The decrease in the net deferred income tax asset reflected the reduction of several deferred tax items, partially offset by the deferred tax effect of the 1999 net operating loss for tax purposes. The increase in inventories reflected the Company's continued efforts toward having sufficient product on hand in order to maintain adequate order fill for its customers. The decrease in accounts payable and accruals primarily reflected the reduction in the compensation accrual, offset by slight increases in general accounts payable and miscellaneous payables. The decrease in the postretirement benefit obligation reflected the excess of actual postretirement benefits paid over the actuarially determined annual expense. The investing activities for 1999 reflected a decreased requirement for new capital equipment, as the Company moved to finalize its full transition into a lean manufacturing environment. The investing activities also reflected the proceeds from the sale of obsolete plant equipment. The financing activities for 1999 reflected the working capital requirements that were primarily needed to fund the operating activity items noted above. The financing activities also reflected the amortization of the Company's long-term debt obligation.

As noted earlier in this discussion, in February 2001, the Company instituted a series of cost-containment measures in an effort to reduce its operating expenses and improve its profitability and cash position. Initial results indicate that these cost-containment measures have had a positive impact on earnings and cash flow, and are expected to continue to have a positive impact on future periods, although the Company cannot be assured that this will happen. These cost-containment measures, combined with the expected positive earnings impact from the Zollner and ACL marketing and distribution agreements, should help to further improve the Company's future financial outlook.

LITIGATION CONTINGENCY

As disclosed in Note 7 to the Consolidated Financial Statements, on January 24, 2000, the Company's retirees filed a class-action lawsuit against the Company as a result of the April 1997 amendment of the Company's postretirement benefit plans. The plans were amended principally to adjust the cost-sharing provisions. The suit alleges that the Company denied class retirees and their dependents certain health insurance benefits to which the retirees had a "vested" right pursuant to the terms of the Company's collective bargaining agreements. The Company has denied any wrongdoing in this suit, and intends to defend it and any related class certification vigorously. Minimal discovery has taken place in this lawsuit because the parties have been attempting to reach a settlement. As of the date of this report, the Company believes that it is making progress toward a settlement of this lawsuit, but there are still a number of contingencies to be satisfied before any settlement can be finalized, and ultimately any settlement must be approved by the court. Therefore, although the Company is hopeful that a settlement will be reached, there is still the possibility that the case will not be settled, and that this lawsuit will be tried. If this case is tried, the Company's ultimate chances of success are uncertain. If the retirees prevail, the Company anticipates that a requirement to provide postretirement benefits at the pre-amendment level would have a material adverse effect on the Company's future financial position, results of operations and cash flows.

CRITICAL ACCOUNTING POLICIES

The preparation of our financial statements requires that we adopt and follow certain accounting policies. Certain amounts presented in the financial statements have been determined based upon estimates and assumptions. Although we believe that our estimates and assumptions are reasonable, actual results could differ.

We have included below a discussion of our critical accounting policies that we believe are affected by our more significant judgments and estimates used in the preparation of our financial statements, how we apply such policies and how results differing from our estimates and assumptions would affect the amounts presented in our financial statements. Other accounting policies also have a significant effect on our financial statements, and some of these policies also require the use of estimates and assumptions. Note 1 to the Consolidated Financial Statements discusses our significant accounting policies.

Allowance for Possible Losses on Receivables: We maintain an allowance for possible losses on receivables for estimated losses resulting from the inability of our customers to make required payments. The allowance is estimated based on historical experience of write-offs, the level of past due amounts, information known about specific customers with respect to their ability to make payments and future expectations of conditions that might impact the collectibility of accounts. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventories: We record inventory reserves for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon the age of specific inventory on hand and assumptions about future demand and market conditions. If actual market conditions are less favorable than those anticipated by management, additional inventory write-downs may be required.

Pension and Postretirement Obligations: Each year we calculate the costs of providing retiree benefits under the provisions of SFAS No. 87 and SFAS No. 106. The key assumptions used in making these calculations are disclosed in Notes 5 and 6 to our Consolidated Financial Statements. The most significant of these assumptions are the discount rate used to value the future obligation and the expected return on plan assets. We select discount rates commensurate with current market interest rates on high-quality, fixed-rate securities. The expected return on assets is based on our current view of long-term returns on assets held by the plans, which is influenced by historical averages. If actual interest rates and returns on plan assets materially differ from our assumptions, future adjustments to our financial statements would be required.

Net Deferred Income Tax Assets: Our estimates of deferred income taxes and the significant items giving rise to the deferred income tax assets and liabilities are disclosed in Note 9 to our Consolidated Financial Statements. These reflect our assessment of actual future taxes to be paid on items reflected in the financial statements, giving consideration to both timing and probability of realization. As discussed earlier in this discussion and analysis, the recorded net deferred income tax assets are significant and our realization of these recorded benefits is dependent upon the generation of future taxable income. If future levels of taxable income are not consistent with our expectations, we may be required to record an additional valuation allowance, which could reduce our net income by a material amount.

Contingencies and Litigation: Our determination of the treatment of contingent liabilities in the financial statements, including that related to litigation, is based on our view of the expected outcome of the applicable contingency. We consult with legal counsel and other experts on matters related to litigation with respect to specific matters and matters in the ordinary course of business. We accrue a liability if the likelihood of an adverse outcome is probable of occurrence and the amount can be estimated. A significant class action lawsuit, filed by the Company's retirees, is discussed above under "Litigation Contingency" and in Note 7 to the Consolidated Financial Statements. To the extent additional information arises or the Company's strategies change, it is possible that the Company's best estimate of its probable liability in this and other matters may change.

NEW ACCOUNTING STANDARDS

Emerging Issues Task Force (EITF) 00-25, *Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products*, issued during 2001, requires vendors to reduce their revenues by the costs reimbursed to their customers in connection with the customers' purchase or promotion of the vendor's products. This pronouncement specifically addresses co-op advertising costs that are incurred by the vendor. In accordance with EITF 00-25, co-op advertising costs incurred by the Company are required to be reflected as a reduction of net sales. In previous years, co-op advertising expenditures were included in advertising costs. All periods presented in the Consolidated Financial Statements have been reclassified to conform with the current year presentation.

SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, issued in June 1998, requires companies to recognize all derivative contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (1) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (2) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS No. 133, as amended by SFAS Nos. 137 and 138, was effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

Historically, the Company has not entered into derivatives contracts for speculative purposes. The Company does periodically enter into interest rate swap agreements to reduce the impact of changes in interest rates on its floating rate borrowings. However, the fair value of such derivatives is not significant. Accordingly, as discussed in Note 1 to the Consolidated Financial Statements, the adoption of the new standard on January 1, 2001 did not materially affect the Company's Consolidated Financial Statements.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. This statement supercedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for the Long-Lived Assets to be Disposed Of.* SFAS No. 144 also supersedes the accounting and reporting provisions of Accounting Principal Board's Opinion No. 30, *Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,* related to the disposal of a segment of a business. The provisions of SFAS No. 144 are effective for fiscal years beginning after December 15, 2001. The Company does not believe the adoption of SFAS No. 144 will have a material impact on its consolidated financial position or results of operations.

FORWARD-LOOKING STATEMENTS

With the exception of historical matters, the matters discussed in this commentary and elsewhere in this Annual Report include forward-looking statements that describe the Company's plans, objectives, goals, expectations or projections. These forward-looking statements are identifiable by words or phrases indicating that the Company or management "expects," "anticipates," "projects," "plans" or "believes" that a particular event "may occur," "should occur" or "will likely occur" in the future, or similar statements. In addition to other risks and uncertainties described in connection with the forward-looking statements contained in this commentary, there are many important factors that could cause actual results to be materially different from the Company's current expectations.

Anticipated future sales are subject to competitive pressures from many sources. As an example, future sales could be affected by consolidation within the automotive replacement parts industry, whereby the Company could lose sales due to a competitor purchasing all of the assets of a current customer of the Company. Future sales could also be affected by current and future political and economic factors in the foreign markets where the Company conducts business.

Cost of sales and operating expenses may be adversely affected by unexpected costs associated with various issues. For example, future cost of sales could be affected by unexpected expenses related to the future maintenance of a lean manufacturing environment. Future operating expenses could also be affected, for example, by such items as unexpected large claims within the Company's self-funded group health insurance plan, increased retiree health insurance claim exposure as a result of an adverse court ruling on the current retiree health issue, or bad debt expenses related to deterioration in the credit worthiness of a customer or customers. Furthermore, the Company's cost-containment measures described above under the heading "Liquidity and Capital Resources" may not be as effective as the Company anticipates.

The Company may also be adversely affected by events relating to the terrorist attacks of September 11, 2001. These events and their repercussions create considerable economic and political uncertainties that could adversely affect consumer buying behavior, automobile production, shipping and transportation costs, and other factors affecting the Company and the automotive industry generally.

The foregoing is intended to provide meaningful cautionary statements of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The foregoing should not be construed as an exhaustive list of all economic, competitive, governmental and technological factors that could adversely affect the Company's expected consolidated financial position, results of operations or liquidity. The Company disclaims any obligation to update its forward-looking statements to reflect subsequent events or circumstances.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risks, which include changes in interest rates and changes in the foreign currency exchange rate as measured against the U.S. dollar.

The Company's interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. The Company is exposed to interest rate changes primarily as a result of its variable rate lines of credit used to finance its short-term working capital needs and for general corporate purposes. Of the $6,200,000 total short-term lines available to the Company at December 31, 2001, $3,700,000 was outstanding. Management believes that the fluctuation in interest rates in the near future will not have a material impact on the Company's consolidated financial statements taken as a whole.

With respect to its variable rate long-term borrowings, the Company has entered into an interest rate swap agreement essentially to fix the interest rate on $1,980,000 of the total $3,060,000 outstanding borrowings at December 31, 2001. The Company does not use derivative financial instruments for trading purposes.

The Company has a manufacturing/distribution facility in Canada. The facility's sales are denominated in Canadian dollars, thereby creating exposures to changes in exchange rates. Changes in the Canadian/U.S. exchange rate may positively or negatively affect the Company' sales, gross margins and retained earnings. The Company attempts to minimize currency exposure through working capital management. The Company does not hedge its exposure to translation gains and losses relating to foreign currency net asset exposures.

Report of Independent Certified Public Accountants

Hastings Manufacturing Company
Hastings, Michigan

We have audited the accompanying consolidated balance sheets of Hastings Manufacturing Company and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 7, on January 24, 2000, a class action lawsuit was filed against the Company by its retirees with respect to the 1997 amendment of the Company's postretirement benefit plans. The outcome of the lawsuit is pending at this time.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hastings Manufacturing Company and subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP
Grand Rapids, Michigan
March 1, 2002

Consolidated Statements of Income

	Year ended December 31,		
	2001	2000	1999
NET SALES	$ 34,794,734	$ 35,146,234	$ 37,308,103
COST OF SALES	24,646,401	25,741,410	27,251,022
Gross profit	10,148,333	9,404,824	10,057,081
OPERATING EXPENSES			
Advertising	213,580	168,203	172,613
Selling	3,100,015	3,121,756	3,076,052
General and administrative	5,254,369	5,609,458	5,592,600
	8,567,964	8,899,417	8,841,265
OPERATING INCOME	1,580,369	505,407	1,215,816
OTHER EXPENSES (INCOME)			
Interest expense	612,315	753,679	671,723
Gain on sale of property and equipment	(714,279)	-	(42,300)
Other, net	(37,212)	(60,116)	9,623
	(139,176)	693,563	639,046
INCOME (LOSS) BEFORE INCOME TAX EXPENSE	1,719,545	(188,156)	576,770
INCOME TAX EXPENSE (Note 9)	672,000	271,000	250,000
NET INCOME (LOSS)	$ 1,047,545	$ (459,156)	$ 326,770
BASIC AND DILUTED EARNINGS (LOSS) PER SHARE OF COMMON STOCK (Notes 8 and 10)	$ 1.41	$ (.61)	$ .42

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

ASSETS	December 31, 2001	December 31, 2000
CURRENT ASSETS		
Cash	$ 578,695	$ 593,763
Accounts receivable, less allowance for possible losses of $310,000 and $225,000 (Notes 3 and 4)	5,199,481	4,393,759
Refundable income taxes	6,562	72,295
Inventories (Notes 2, 3 and 4):		
Finished products	7,674,158	8,616,438
Work in process	510,156	622,897
Raw materials	1,214,020	1,686,435
Prepaid expenses and other assets	173,316	117,718
Future income tax benefits (Note 9)	1,746,146	1,420,469
TOTAL CURRENT ASSETS	17,102,534	17,523,774
PROPERTY AND EQUIPMENT		
Land and improvements	605,442	643,209
Buildings	5,260,541	5,349,185
Machinery and equipment (Notes 3 and 4)	21,534,183	21,169,016
	27,400,166	27,161,410
Less accumulated depreciation	20,407,093	19,224,955
NET PROPERTY AND EQUIPMENT	6,993,073	7,936,455
PREPAID PENSION ASSET (Notes 4 and 5)	2,264,446	2,438,707
INTANGIBLE PENSION ASSET (Note 5)	-	188,315
FUTURE INCOME TAX BENEFITS (Note 9)	5,576,186	5,477,040
OTHER ASSETS	134,731	136,957
	$ 32,070,970	$ 33,701,248

See accompanying notes to consolidated financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY	December 31, 2001	December 31, 2000
CURRENT LIABILITIES		
Notes payable to banks (Note 3)	$ 3,700,000	$ 5,000,000
Accounts payable	1,537,500	2,008,666
Accruals:		
Compensation	439,008	318,375
Income taxes	10,000	-
Taxes other than income	147,420	144,252
Miscellaneous	248,632	339,636
Current portion of postretirement benefit obligation (Notes 6 and 7)	959,431	1,015,002
Current maturities of long-term debt (Note 4)	3,060,000	600,000
TOTAL CURRENT LIABILITIES	10,101,991	9,425,931
LONG-TERM DEBT, less current maturities (Note 4)	-	3,060,000
PENSION AND DEFERRED COMPENSATION OBLIGATIONS, less current portion (Note 5)	5,109,851	2,503,318
POSTRETIREMENT BENEFIT OBLIGATION, less current portion (Notes 6 and 7)	11,942,100	12,752,246
OTHER LIABILITIES (Note 1)	59,740	-
TOTAL LIABILITIES	27,213,682	27,741,495
COMMITMENTS AND CONTINGENCIES (Notes 5, 6 and 7)		
STOCKHOLDERS' EQUITY (Notes 3, 5 and 8)		
Preferred stock, $2 par value, authorized and unissued 500,000 shares	-	-
Common stock, $2 par value, 1,750,000 shares authorized; 761,726 and 761,366 shares issued and outstanding	1,523,452	1,522,732
Additional paid-in capital	217,757	264,862
Retained earnings	7,544,670	6,497,125
Accumulated other comprehensive income:		
Cumulative foreign currency translation adjustment	(1,100,093)	(905,705)
Derivative adjustment ($59,740, net of tax of $20,312)	(39,428)	-
Pension liability adjustment ($4,983,439 and $2,150,395, net of tax of $1,694,369 and $731,134, respectively) (Note 5)	(3,289,070)	(1,419,261)
Total accumulated other comprehensive income	(4,428,591)	(2,324,966)
TOTAL STOCKHOLDERS' EQUITY	4,857,288	5,959,753
	$ 32,070,970	$ 33,701,248

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Total
Balance, January 1, 1999	$ 1,579,052	$ 338,272	$ 7,273,410	$ (2,173,492)	$ 7,017,242
Comprehensive income:					
Net income	-	-	326,770	-	326,770
Other comprehensive income:					
Foreign currency translation adjustment	-	-	-	200,394	200,394
Pension liability adjustment (($10,812), net of tax of ($3,676)) (Note 5)	-	-	-	(7,136)	(7,136)
Total comprehensive income					520,028
Shares issued under restricted stock plan, net of shares forfeited	2,480	(24,365)	-	-	(21,885)
Cash dividends ($.32 per share)	-	-	(252,648)	-	(252,648)
Balance, December 31, 1999	1,581,532	313,907	7,347,532	(1,980,234)	7,262,737
Comprehensive income:					
Net income (loss)	-	-	(459,156)	-	(459,156)
Other comprehensive income:					
Foreign currency translation adjustment	-	-	-	(125,026)	(125,026)
Pension liability adjustment (($332,888), net of tax of ($113,182)) (Note 5)	-	-	-	(219,706)	(219,706)
Total comprehensive income (loss)					(803,888)
Shares issued under restricted stock plan, net of shares forfeited	1,200	(49,045)	-	-	(47,845)
Repurchase of common stock	(60,000)	-	(170,629)	-	(230,629)
Cash dividends ($.29 per share)	-	-	(220,622)	-	(220,622)
Balance, December 31, 2000	1,522,732	264,862	6,497,125	(2,324,966)	5,959,753
Comprehensive income:					
Net income	-	-	1,047,545	-	1,047,545
Other comprehensive income:					
Foreign currency translation adjustment	-	-	-	(194,388)	(194,388)
Deviative adjustment ((59,740), net of tax of ($20,312)) (Note 1)	-	-	-	(39,428)	(39,428)
Pension liability adjustment (($2,833,044), net of tax of ($963,235)) (Note 5)	-	-	-	(1,869,809)	(1,869,809)
Total comprehensive income (loss)					(1,056,080)
Shares issued under restricted stock plan, net of shares forfeited	720	(47,105)	-	-	(46,385)
Balance, December 31, 2001	$ 1,523,452	$ 217,757	$ 7,544,670	$ (4,428,591)	$ 4,857,288

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Year ended December 31,		
	2001	2000	1999
OPERATING ACTIVITIES			
Net income (loss)	**$ 1,047,545**	$ (459,156)	$ 326,770
Adjustments to reconcile net income (loss) to net cash from operating activities:			
Depreciation	**1,426,803**	1,503,904	1,464,889
Gain on sale of property and equipment	**(714,279)**	-	(42,300)
Deferred income taxes	**568,000**	201,000	168,000
Change in postretirement benefit obligation	**(865,717)**	(993,730)	(933,952)
Changes in operating assets and liabilities:			
Accounts receivable	**(856,014)**	413,747	692,292
Refundable income taxes	**64,234**	(42,783)	(30,000)
Inventories	**1,436,400**	461,591	(751,144)
Prepaid expenses and other current assets	**(56,418)**	(50,314)	8,121
Prepaid pension cost	**174,261**	(78,727)	315,708
Other assets	**(40,033)**	(45,551)	(24,167)
Accounts payable and accruals	**(428,845)**	120,164	(81,671)
Net cash from operating activities	**1,755,937**	1,030,145	1,112,546
INVESTING ACTIVITIES			
Capital expenditures	**(583,858)**	(950,690)	(919,606)
Proceeds from sale of property and equipment	**735,264**	-	42,300
Investment in joint venture	**-**	(75,000)	-
Net cash from (for) investing activities	**151,406**	(1,025,690)	(877,306)
FINANCING ACTIVITIES			
Proceeds from issuance of notes payable to banks	**7,800,000**	8,400,000	8,500,000
Principal payments on notes payable to banks	**(9,100,000)**	(7,400,000)	(6,800,000)
Principal payments on long-term debt	**(600,000)**	(960,000)	(1,320,000)
Repurchase of common stock	**-**	(230,629)	-
Dividends paid	**-**	(220,622)	(252,648)
Net cash from (for) financing activities	**(1,900,000)**	(411,251)	127,352
Effect of Exchange Rate Changes on Cash	**(22,411)**	(11,071)	13,265
NET INCREASE (DECREASE) IN CASH	**(15,068)**	(417,867)	375,857
CASH, beginning of year	**593,763**	1,011,630	635,773
CASH, end of year	**$ 578,695**	$ 593,763	$ 1,011,630
SUPPLEMENTAL CASH FLOW INFORMATION			
Cash paid during the year for:			
Income taxes, net of refunds	**$ 67,324**	$ 182,011	$ 140,056
Interest	**825,898**	589,549	631,905

See accompanying notes to consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Hastings Manufacturing Company and subsidiaries (Company) is primarily a manufacturer of automotive and light duty truck piston rings for the replacement market. In addition, some of the Company's piston rings are produced for original equipment applications. To a lesser extent, the Company packages and sells automotive mechanics' specialty tools and additives for engines, transmissions and cooling systems and, as discussed below, distributes products into the automotive aftermarket for unaffiliated suppliers. The Company's headquarters and primary manufacturing facilities are located in Hastings, Michigan. All of the Company's products are also sold in Canada, where they are produced and/or packaged and distributed by the Company's Canadian subsidiary, Hastings, Inc., located in Barrie, Ontario.

The Company distributes its replacement products through numerous auto parts jobbers and warehouse distributors for sale primarily in the automotive replacement market throughout the U.S. and Canada. These products are also distributed nationally and internationally through numerous large-scale engine rebuilders and various retailer outlets. The Company distributes the majority of its export sales on a country direct basis. During 1999, Hastings, Inc. began to distribute and administer products for other U.S.-based suppliers into the Canadian market. In March 2001, the Company signed an agreement with Karl Schmidt Unisia to market and distribute Zollner brand pistons into the domestic and Mexican aftermarkets. In November 2001, the Company signed an agreement with Automotive Components Limited (ACL) to market and distribute ACL brand engine bearings, gaskets and import pistons into those same markets. Under the terms of both the Zollner and ACL agreements, the Company will retain a portion of the net product revenue, in the form of commissions, in exchange for providing marketing and distribution services. Zollner commissions are included in the Company's 2001 net sales, whereas commissions relating to the distribution activities of Hastings, Inc. are included in 2001, 2000 and 1999 net sales. The Company began distributing ACL products in the first quarter of 2002, and therefore there was no financial impact from this agreement in 2001. All of the products discussed above complement the Company's current piston ring offerings as to both distribution channels and customer base. The Company recorded, in net sales, commission revenue of $462,169, $294,732 and $85,598 for the years ended December 31, 2001, 2000 and 1999, respectively.

In October 1999, the Company entered into a joint venture agreement for the purpose of expanding its additives offerings through both increased global market penetration and through an expansion of the product offerings under the "Casite" brand name. The 50% owned joint venture company, Casite Intraco, LLC, does business as The Casite Company. Initial capitalization, amounting to $75,000 by each party, was in February 2000. While the joint venture has realized increased sales each of its first two years, there has been minimal positive impact on the Company's profitability.

The Company performs ongoing credit evaluations of its customers and provides reserves for probable credit losses.

As defined by Statement of Financial Accounting Standards (SFAS) No. 131, *Disclosures About Segments of an Enterprise and Related Information*, the Company has two operating segments, U.S. operations and Canadian operations, based on management's geographic reporting responsibilities. As discussed above, all of the Company's products are sold in both the U.S. and Canada. In addition, the operating segments' production processes, types of customers, distribution methods, regulatory environment and expected long-term financial performance are very similar. Because management believes aggregation of its two operating segments is consistent with the objective and basic principles of SFAS No. 131, financial information regarding its operating segments has been aggregated for financial reporting purposes. Additional information required to be disclosed by SFAS No. 131 is included in Note 11.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the parent company and its subsidiaries. Upon consolidation, all significant intercompany accounts and transactions are eliminated. The Company's investment in its 50% owned joint venture is accounted for on the equity method.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

The Company recognizes revenue when its products are shipped to its customers. Likewise, revenues from distribution of products for unaffiliated suppliers are recognized on a commission-only basis at the time of shipment and are included in net sales.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of the Company's financial instruments, comprised of cash, short-term receivables and payables, notes payable to banks (variable interest rate) and long-term debt (variable interest rate), approximates their carrying values. The fair value of the Company's interest rate swap agreement is recorded in the accompanying Consolidated Financial Statements as of December 31, 2001, as described below (see "Interest Rate Swap Agreements").

INVENTORIES

Inventories are stated at cost, not in excess of market. The Company uses the last-in, first-out (LIFO) method of determining costs for U.S. raw material inventories. Remaining inventories are valued using the first-in, first-out (FIFO) method.

PROPERTY, EQUIPMENT AND DEPRECIATION

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed primarily by the straight-line method for financial reporting purposes, based on the estimated useful lives of the respective assets, and accelerated methods with minimum lives for income tax purposes. Useful lives range from 12-18 years for land improvements, 10-40 years for buildings, and 5-7 years for machinery and equipment.

LONG-LIVED ASSETS

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If it is determined that an impairment loss has occurred based on expected future undiscounted cash flows from operations, a current charge to income is recognized.

RETIREMENT PLANS

The Company sponsors noncontributory, defined benefit plans which cover all employees of the Company who are covered by collective bargaining agreements. The plans provide benefits based on an employee's earnings and years of benefit service. The Company funds these plans in amounts consistent with the funding requirements of federal laws and regulations. The plans' assets are invested in stocks, bonds, annuities and short-term investments.

The Company also sponsors defined contribution retirement savings plans for its employees and has entered into a deferred compensation agreement with a former officer as described in Note 5.

The Company provides certain healthcare and life insurance benefits for eligible retired employees. Postretirement benefits are accounted for on the accrual basis, during the employee's years of service, based on the expected cost of providing benefits to that employee and the employee's beneficiaries and covered dependents.

SHIPPING AND HANDLING FEES AND COSTS

All amounts billed to customers for shipping and handling are included in net sales. Shipping and handling costs incurred are included in cost of sales. This accounting policy was adopted in 2000. Prior to the adoption of this policy, shipping and handling revenues and costs were included in net sales on a net basis. Upon implementation of this accounting policy, all periods presented were reclassified to conform with the new presentation.

STOCK OPTIONS

The Company applies the provisions of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* (APB 25), and related interpretations in accounting for its stock option plan. Because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

ADVERTISING COSTS

All advertising costs are expensed in the period in which they are incurred. As discussed below under "New Accounting Standards," in 2001 the Company changed its classification of co-op advertising costs to be reflected as a reduction in net sales. All periods presented have been reclassified to conform with the current year presentation.

INCOME TAXES

Deferred income taxes are based on enacted income tax rates in effect on the dates temporary differences between the financial reporting and tax bases of assets and liabilities reverse. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in income in the period that includes the enactment date. To the extent that available evidence about the future raises doubt about the realization of a deferred tax asset, a valuation allowance is established.

As disclosed in Note 9, the Company has recorded deferred tax assets reflecting the benefit of net operating loss carryforwards expiring through 2020, foreign tax credit carryforwards expiring through 2006, accrued pension and postretirement obligations estimated to be payable in varying amounts over the next 25 to 30 years, and other net deductible temporary differences. Realization of the recorded income tax benefits is dependent on generating sufficient taxable income and foreign source income prior to expiration of the loss carryforwards and foreign tax credit carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, except for $59,467 of foreign tax credits, will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income and foreign source income during the carryforward periods are not achieved.

No provision for income taxes has been made on the accumulated undistributed earnings of approximately $4,021,000 of the Company's Canadian subsidiary. These earnings are intended to be permanently reinvested in facilities and other assets and have borne income taxes that would offset, in major part, any tax liability resulting from their distribution.

BASIC AND DILUTED EARNINGS PER SHARE

Basic earnings per share (EPS) is based on the weighted average number of shares of common stock outstanding during each period. It excludes the dilutive effects of additional common shares that would have been outstanding if the options granted under the Company's stock option plan had been exercised and the underlying shares issued. It also excludes the dilutive effect of contingently issuable shares, outstanding under the Company's restricted stock plan described in Note 8, to the extent those shares have not yet been vested. Diluted EPS includes the effects of the Company's stock options and, to a limited extent, contingently issuable shares. These shares are issuable upon meeting certain predetermined performance goals and are first considered outstanding, for dilutive EPS purposes, for the entire reporting period during which the performance goals are met. Basic and diluted EPS are retroactively adjusted for stock dividends and stock splits.

COMPREHENSIVE INCOME

Total comprehensive income is reported in the consolidated statement of stockholders' equity and includes net income, the foreign currency translation adjustment relating to the Company's

Canadian operations, the derivative adjustment relating to the Company's interest rate swap disclosed in Note 4 and the pension liability adjustment relating to the Company's under-funded pension plans, as disclosed in Note 5.

INTEREST RATE SWAP AGREEMENTS

The Company enters into interest rate swap agreements to reduce the impact of changes in interest rates on its long-term floating rate borrowings. It does not enter into interest rate swap agreements, or other derivative financial instruments, for trading purposes. Interest rate swap agreements are contracts to exchange floating rates for fixed rate interest payments over the life of the agreements without the exchange of the underlying notional amounts. The notional amounts of interest rate swap agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss. The differential paid or received on interest rate swap agreements is recognized as an adjustment to interest expense.

The counterparty to the Company's interest rate swap agreements is a commercial bank with which the Company has other financial relationships. While the Company is exposed to credit loss in the event of nonperformance by the counterparty, the Company does not anticipate nonperformance by the counterparty, and no material loss would be expected from such nonperformance.

Effective January 1, 2001, the Company adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS Nos. 137 and 138. SFAS No. 133 requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (1) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (2) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

At December 31, 2001, the notional amount of the Company's interest rate swap, which the Company has designated as a cash flow hedging instrument, amounted to $1,980,000 (approximately 65% of long-term debt). The fair value of the interest rate swap (as valued by the counterparty commercial bank), amounting to $(59,740) at December 31, 2001, is recognized in the balance sheet in other liabilities.

The net of tax charge to other comprehensive income for 2001 is comprised of the following components:

Cumulative effect of a change in accounting principle, as of January 1, 2001 (($6,569), net of tax of $(2,233))	$ (4,336)
Change in fair value (($92,168), net of tax of $(31,337))	(60,831)
Reclassification adjustment to interest expense ($38,999, net of tax of $13,260)	25,739
Charge to other comprehensive income, net of tax	$ (39,428)

Because the interest rate swap hedges a portion of the Company's long-term borrowings that are due in May 2002, the entire $39,428 is expected to be reclassified into net earnings during 2002.

The Company has formally documented the relationship between the interest rate swap and the long-term borrowings, as well as its risk-management objective and strategy for undertaking the hedge transaction. This process includes linking the derivative that has been designated as a cash flow hedge to the specific liability on the balance sheet. The Company also assesses, both at the hedge's inception and on an ongoing basis, whether the derivative used in the hedging transaction is highly effective in offsetting changes in the cash flows of the hedged item. If the Company determines that the derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company will discontinue hedge accounting prospectively.

FOREIGN CURRENCY TRANSLATION

The financial statements of the Company's Canadian operations, where the functional currency is the Canadian dollar, are translated at the exchange rate in effect at year-end for assets and liabilities. Income and expense items are translated at the average exchange rate for the year. Related translation adjustments are reported as a separate component of accumulated other comprehensive income. Gains and losses from foreign currency transactions, which are not significant, are included in current earnings.

NEW ACCOUNTING STANDARDS

Emerging Issues Task Force (EITF) 00-25, *Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products*, issued during 2001, requires vendors to reduce their revenues by the costs reimbursed to their customers in connection with the customers' purchase or promotion of the vendor's products. This pronouncement specifically addresses co-op advertising costs that are incurred by the vendor. In accordance with EITF 00-25, co-op advertising costs incurred by the Company are required to be reflected as a reduction of net sales. In previous years, co-op advertising expenditures were included in advertising costs. All periods presented in the Consolidated Financial Statements have been reclassified to conform with the current year presentation.

As discussed above, effective January 1, 2001, the Company adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities.*

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* The statement supercedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for the Long-Lived Assets to be Disposed Of.* SFAS No. 144 also supersedes the accounting and reporting provisions of Accounting Principal Board's Opinion No. 30, *Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,* related to the disposal of a segment of a business. The provisions of SFAS No. 144 are effective for fiscal years beginning after December 15, 2001. The Company does not believe the adoption of SFAS No. 144 will have a material impact on its consolidated financial position or results of operations.

NOTE 2 - INVENTORIES

Inventories valued using the LIFO method were $1,729,000 and $2,414,000 at December 31, 2001 and 2000, respectively.

If the FIFO method of inventory valuation had been used by the Company, inventories would have been $1,185,000 and $1,256,000 higher than reported at December 31, 2001 and 2000, respectively.

Reduction of inventory quantities in 2001, 2000 and 1999 resulted in a liquidation of LIFO inventories carried at lower costs prevailing in prior years as compared to current years' purchases. The effect of these reductions increased net income, or reduced net loss, by $28,000, $5,000 and $50,000 ($.04, $.01 and $.06 per share, on a diluted basis for 2001, 2000 and 1999, respectively).

NOTE 3 - SHORT-TERM BORROWINGS

In August 1998, the Company entered into a loan agreement with its primary lender which provided for an unsecured $6,600,000 term credit loan (see Note 4) and an unsecured $3,000,000 credit authorization for revolving credit loans and letters of credit. Under the agreement, the Company's short-term line with its primary lender was reduced from $5,000,000 to $3,000,000.

This loan agreement has since been amended three times: March 30, 2000, October 31, 2000 and March 21, 2001. Effective with the latest amendment, the primary terms of the loan agreement include (1) an increase in the short-term line to $4,000,000, (2) a maximum limitation on permitted short-term borrowings equal to a "borrowing base," amounting to the sum of 75% of the value of eligible accounts receivable and 20% of the value of eligible inventory, as defined, (3) a revision of the maturity date on the short-term line from September 30, 2002 to May 30, 2002, (4) with respect to the long-term portion of the loan agreement, a reduction in the quarterly principal payments, deferment of the principal payment that was due on March 31, 2001, and a required balloon payment of the remaining outstanding balance on May 30, 2002, and (5) changes to certain restrictive covenants. Among the changes to the covenants are the limitation of capital expenditures to $600,000 per fiscal year, and the prohibition of dividend payments and repurchases of the Company's common stock through the revised agreement maturity date of May 30, 2002. In addition, borrowings under the amended loan agreement are secured by all accounts receivable, inventory, furniture and equipment, machinery and equipment and all other personal property of the Company, as well as the pledge of 65% of the capital stock of all foreign subsidiaries. Finally, the amended loan agreement requires the Company to prepay its long-term borrowings by an amount equal to 85% of the aggregate net cash proceeds, as defined, from all sales and dispositions of any assets (unless replaced with an asset of comparable value within 60 days) in excess of $50,000 in aggregate amount for any fiscal year (prepayments are applied in the inverse order of maturities).

Interest for both the short-term and long-term borrowings is based on three different pricing options: a negotiated rate, a Eurodollar rate plus a factor, and a floating rate (greater of the federal funds rate plus a factor or the prime rate). The effective Eurodollar rate and floating rate are increased by a margin rate, ranging from 2.375% to 2.625%, which is based upon certain Company performance parameters.

The Company maintains two additional unsecured lines of credit with banks aggregating $2,200,000, with interest rates based on prime. Of the $6,200,000 total short-term lines available to the Company, $2,500,000 and $1,200,000 was unused at December 31, 2001 and 2000, respectively.The weighted average interest rates on short-term borrowings outstanding at December 31, 2001 and 2000 were 4.79% and 9.87%, respectively.

NOTE 4 - LONG-TERM DEBT

As discussed in Note 3, the Company restructured its short-term and long-term borrowing arrangements in August 1998, with three amendments taking effect through May 30, 2002. The entire $6,600,000 under the term loan portion of the loan agreement was borrowed in 1998 and was used to additionally fund the Company's defined benefit plans, to pay off the previously outstanding long-term debt and to reduce short-term notes payable. The additional funding to the Company's defined benefit plans resulted in the $2,264,446 and $2,438,707 prepaid pension asset in the accompanying consolidated balance sheets at December 31, 2001 and 2000, respectively. The term loan, as amended, is payable in quarterly principal payments of $200,000 plus interest in 2001 and 2002, following a deferral of the March 31, 2001 payment, followed by a required balloon payment of the outstanding balance on May 30, 2002. In accordance with the terms of this agreement, as discussed in Note 3, the Company prepaid $325,000 in long-term borrowings in January 2002. The prepayment resulted from the sale of the Company's non-business related real property in late November 2001. As described above, the entire $3,060,000 in long-term debt is due in 2002, and as such is classified as current in the accompanying consolidated balance sheet at December 31, 2001.

Interest is based on the pricing options discussed in Note 3. In connection with the $6,600,000 term loan, the Company entered into an interest rate swap agreement essentially to fix the interest rate on its long-term borrowings at 5.95% plus the margin discussed in Note 3, resulting in an interest rate range of 8.325% to 8.575%. At December 31, 2001, the interest rate in effect on these long-term borrowings was 8.575% and the notional amount of the swap agreement amounted to $1,980,000.

NOTE 5 - PENSION AND RETIREMENT SAVINGS

Information regarding the Company's defined benefit plans as of and for the years ended December 31, 2001, 2000 and 1999 is as follows:

	Year ended December 31,		
	2001	2000	1999
Change in Benefit Obligation			
Benefit obligation, beginning of year	$ 15,148,496	$ 15,609,011	$ 16,855,920
Service cost	1,344	3,985	6,007
Interest cost	1,128,231	1,139,860	1,114,262
Actuarial (gain) loss	798,978	(82,872)	(841,737)
Benefits paid	(1,530,936)	(1,521,488)	(1,525,441)
Benefit obligation, end of year	15,546,113	15,148,496	15,609,011
Change in Plan Assets			
Fair value of plan assets, beginning of year	15,132,682	15,768,155	16,772,221
Actual return on plan assets	(774,626)	664,310	521,375
Employer contributions	-	221,705	-
Benefits paid	(1,530,936)	(1,521,488)	(1,525,441)
Fair value of plan assets, end of year	12,827,120	15,132,682	15,768,155
Funded status	(2,718,993)	(15,814)	159,144
Unrecognized actuarial loss	4,983,439	2,250,723	1,793,241
Unrecognized net transition obligation	-	203,798	407,595
Net amount recognized in the consolidated balance sheets	$ 2,264,446	$ 2,438,707	$ 2,359,980
Amounts Recognized in the Consolidated Balance Sheets			
Prepaid pension cost	$ 2,264,446	$ 2,438,707	$ 2,359,980
Pension obligation	(4,983,439)	(2,338,710)	(2,194,139)
Intangible asset	-	188,315	376,632
Accumulated other comprehensive income, before tax effect	4,983,439	2,150,395	1,817,507
Net amount recognized in the consolidated balance sheets	$ 2,264,446	$ 2,438,707	$ 2,359,980
Weighted-Average Assumptions as of December 31			
Discount rate	7.25%	7.75%	7.75%
Expected return on plan assets	8.00%	8.00%	8.00%
Range of expected compensation increase	0-5.5%	0-5.5%	0-5.5%
Components of Net Periodic Benefit Cost			
Service cost	$ 1,344	$ 3,985	$ 6,007
Interest cost	1,128,231	1,139,860	1,114,262
Expected return on plan assets	(1,198,743)	(1,212,005)	(1,217,559)
Amortization of unrecognized transition obligation	203,798	203,797	203,797
Amortization of unrecognized net loss	39,631	7,341	209,201
Net periodic benefit cost	$ 174,261	$ 142,978	$ 315,708

The above represents the aggregation of amounts for the Company's two defined benefit plans. As of December 31, 2001, both of the plans had an accumulated benefit obligation in excess of plan assets. As of December 31, 2000 and 1999, only one of the plans had an accumulated benefit obligation in excess of plan assets. For that plan, the benefit obligation and accumulated benefit obligation, which are equal, amounted to $13,383,845 and $13,799,506 and the fair value of plan assets amounted to $12,946,986 and $13,433,256 as of December 31, 2000 and 1999, respectively.

The Company's foreign subsidiary maintains a defined contribution retirement savings plan. Due to overfunding of the plan, there were no contributions in 2001, 2000 and 1999.

The Company has two defined contribution retirement savings plans, covering substantially all domestic employees, which are funded solely through contributions based on formulas as defined in the plan agreements. The assets are held in trust for the sole benefit of the employees. Contribution expense was $570,000, $619,000 and $669,000 for 2001, 2000 and 1999, respectively, relating to these plans.

As part of the sale of its filter operations in 1995, the Company entered into a deferred compensation agreement with a former officer of the Company. The related deferred compensation expense was included as a cost of the 1995 sale. The deferred compensation benefits are to be paid over a period of ten years, commencing in November 1995. At December 31, 2001 and 2000, respectively, the present value of the deferred compensation liability amounted to $164,628 and $199,895, of which $38,216 and $35,287 was due within one year.

NOTE 6 - POSTRETIREMENT BENEFIT PLANS

Information regarding the Company's postretirement benefit plans as of and for the years ended December 31, 2001, 2000 and 1999 is as follows:

	Year ended December 31,		
	2001	2000	1999
Change in Benefit Obligation			
Benefit obligation, beginning of year	**$ 8,236,606**	$ 8,605,382	$ 9,892,472
Service cost	**16,075**	19,320	32,316
Interest cost	**595,602**	628,927	618,182
Actuarial (gain) loss	**204,731**	121,392	(856,701)
Benefits paid	**(973,830)**	(1,138,415)	(1,080,887)
Benefit obligation, end of year	**$ 8,079,184**	$ 8,236,606	$ 8,605,382
Funded status	**$ (8,079,184)**	$ (8,236,606)	$ (8,605,382)
Unrecognized prior service benefit relating to 1997 plan amendment	**(4,954,325)**	(5,457,888)	(5,961,451)
Unrecognized actuarial (gain) loss	**131,978**	(72,754)	(194,145)
Net amount recognized in the consolidated balance sheets	**(12,901,531)**	(13,767,248)	(14,760,978)
Less current portion	**(959,431)**	(1,015,002)	(1,045,756)
Long-term portion	**$(11,942,100)**	$(12,752,246)	$(13,715,222)
Weighted-Average Discount Rate Assumption as of December 31	**7.25%**	7.75%	7.75%
Components of Net Periodic Benefit Cost			
Service cost	**$ 16,075**	$ 19,320	$ 32,316
Interest cost	**595,602**	628,927	618,182
Amortization of unrecognized prior service cost	**(503,563)**	(503,563)	(503,563)
Net periodic benefit cost	**$ 108,114**	$ 144,684	$ 146,935

Because the Company's contributions to the plans are fixed on a per active and retired employee basis, assumed inflationary increases or decreases in health care costs would have no impact on the postretirement benefit obligation at December 31, 2001, or on the future annual aggregate service and interest costs.

In April 1997, the Company announced the amendment of its postretirement benefit plans, principally to adjust the cost-sharing provisions. The amendment resulted in a reduction of the Company's accumulated postretirement benefit obligation by $7,346,249, creating an unrecognized prior service benefit that is being amortized over a period of 15 years.

NOTE 7 - CONTINGENCIES

As a result of the Company's amendment of its postretirement benefit plans, as discussed in Note 6, the Company's retirees filed a class action lawsuit in the Western District of Michigan on January 24, 2000, under the Employee Retirement Income Security Act of 1974 (ERISA) and the Labor Management Relations Act of 1947 (LMRA). The suit alleges that the Company denied class retirees and their dependents certain health insurance benefits to which the retirees had a "vested" right pursuant to the terms of the Company's collective bargaining agreements. Specifically, the retirees dispute the increase in their health insurance deductibles, the increase in required co-pay obligations with respect to their prescription drug cards, and the requirement that they pay a portion of their health insurance premiums. The Company has denied any wrongdoing in this suit, and intends to defend it and any related class certification vigorously. Minimal discovery has taken place in this lawsuit because the parties have been attempting to reach a settlement. The Company currently believes that it is making progress toward a settlement of this lawsuit, but there are still a number of contingencies to be satisfied before any settlement can be finalized, and ultimately any settlement must be approved by the court. Therefore, although the Company is hopeful that a settlement will be reached, there is still the possibility that the case will not be settled, and that this lawsuit will be tried. If this case is tried, the Company's ultimate chances of success are uncertain. If the retirees prevail, the Company anticipates that a requirement to provide postretirement benefits at the pre-amendment level would have a material adverse effect on the Company's future financial position, results of operations and cash flows.

In the normal course of business, the Company is a named party in various environmental matters, as well as routine litigation incidental to its business. In the opinion of management, disposition of these items will not have a material impact on the results of operations or financial condition of the Company.

NOTE 8 - STOCKHOLDERS' EQUITY

COMMON STOCK REPURCHASE PROGRAM

On February 10, 2000, the Company announced a common stock repurchase program. The program calls for the repurchase of up to 100,000 shares in the open market. The repurchased stock will be retired. On February 14, 2000, the Company repurchased 30,000 shares. Funds for the repurchase, amounting to approximately $231,000, were borrowed on the Company's short-term line of credit discussed in Note 3. As discussed in Note 3, as a result of the March 21, 2001 amendment to the Company's loan agreement with its primary lender, future repurchases of the Company's stock are prohibited until May 30, 2002.

STOCKHOLDERS' RIGHTS PLAN

On February 13, 1996, the Company's Board of Directors authorized the adoption of a Series A Preferred Stock Purchase Rights Plan (Rights Plan). Under the Rights Plan, a dividend distribution of one Series A Preferred Stock Purchase Right (Right) was made for each outstanding share of common stock, payable to shareholders of record on March 8, 1996. The Rights Plan is designed to protect shareholders against unsolicited attempts to acquire control of the Company in a manner that does not offer a fair price to all shareholders. In addition, it is intended to help protect and preserve ownership of the Company's principal tradenames and trademarks.

Each Right entitles shareholders to purchase one one-hundredth of a share of preferred stock from the Company at a price of $100 per share, subject to adjustment. The Rights will become exercisable only if a person or group (Acquiring Person) acquires 15% or more of the Company's common stock or announces a tender offer that would result in ownership of 30% or more of the Company's common stock. A person beneficially owning 15% or more of the outstanding shares of common stock on February 13, 1996, or any affiliates or associates thereof, does not constitute an Acquiring Person under the Rights Plan.

The Company's Series A Preferred Stock consists of 500,000 shares authorized, at $2 par value, none of which are issued. Shares of preferred stock are reserved at a level sufficient to permit the exercise in full of all the outstanding Rights. Under terms specified in the Rights Plan, the Company has the right to redeem the Rights at one cent per Right.

STOCK OPTION PLAN

The Company's shareholder-approved Stock Option and Restricted Stock Plan of 1997 (Option Plan) permits the grant of options to directors, officers and key employees to purchase shares of common stock. A total of 76,000 shares are authorized for grant under the Option Plan. In 2001, 11,000 options were issued and were immediately vested upon grant and may be exercised for up to ten years after the date of the grant. The 10,200 options issued in 2000, with a ten-year exercise period, were immediately vested upon grant. However, 4,600 of these options were not exercisable at December 31, 2000, pending shareholder approval of an additional 38,000 shares to be authorized for grant under the Option Plan. The shareholders approved the authorization of these additional shares at the Company's May 8, 2001 shareholders' meeting. Thus, as of December 31, 2001, all outstanding options were exercisable.

A summary of activity for the Option Plan is as follows:

	Year ended December 31,					
	2001		2000		1999	
	Shares	**Weighted average exercise price**	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Options outstanding, beginning of year	**42,600**	**$ 13.693**	32,400	$ 16.154	24,000	$ 19.121
Granted	**11,000**	**5.150**	10,200	5.875	10,200	9.625
Exercised	-	-	-	-	-	-
Terminated	**(2,500)**	**11.870**	-	-	(1,800)	18.718
Options outstanding, end of year	**51,100**	**$ 11.943**	42,600	$ 13.693	32,400	$ 16.154
Options available for grant, end of year	**24,900**		33,400		5,600	

The following summarizes information concerning options outstanding under the Option Plan at December 31, 2001:

Exercise price	Number outstanding and exercisable	Weighted average remaining contractual term (years)
$ 5.150	11,000	9.9
$ 5.850	9,400	8.9
$ 9.625	9,400	7.9
$18.250	11,050	6.9
$20.125	10,250	6.0
	51,100	

The Company has adopted the disclosure-only provisions of SFAS No. 123, *Accounting For Stock-Based Compensation*, relating to the Option Plan. Accordingly, no compensation cost has been recognized. Had compensation cost for the Company's stock options been determined based on their fair values at the grant dates consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share, on a diluted basis, would have been reduced to the pro forma amounts indicated below:

	Year ended December 31,		
	2001	2000	1999
Net income (loss) - as reported	**$ 1,047,545**	$ (459,156)	$ 326,770
Net income (loss) - pro forma	**1,030,206**	(475,011)	296,974
Earnings (loss) per share on a diluted basis - as reported	**1.41**	(.61)	.42
Earnings (loss) per share on a diluted basis - pro forma	**1.38**	(.63)	.38

The weighted average fair values per option at the date of grant for options granted under the Option Plan during 2001, 2000 and 1999 were $1.95, $1.74 and $3.27, respectively. The fair values of the option awards were estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year ended December 31,		
	2001	2000	1999
Dividend yield	**0.00%**	3.90%	2.30%
Expected volatility	**33.74%**	35.98%	36.42%
Risk-free interest rate	**4.73%**	6.63%	6.11%
Expected life in years	**5.00**	5.00	5.00

RESTRICTED STOCK PLAN

The Company has established a restricted stock plan under which certain officers and key employees may be awarded shares of restricted stock as deferred compensation. Shares awarded pursuant to the restricted stock plan are restricted as to sale and transfer for periods of up to five years. The stock awards vest 20% per year over the five-year period if predetermined corporate performance goals are met. If goals are not met, the current year's vesting amount is forfeited. If there is a change in control of the Company, the shares will vest immediately. The recipient of the award has all the rights of a shareholder, provided that all performance goals are met. During 2001, 2000 and 1999, the Company awarded 5,600 shares each year of its common stock valued at $28,840, $32,900 and $53,900, respectively, as deferred compensation, which is charged to expense based upon the vesting schedule and upon achievement of the performance goals. Shares valued at $73,345 (5,240 shares), $77,985 (5,000 shares) and $72,545 (4,360 shares) were forfeited during 2001, 2000 and 1999, respectively.

NOTE 9 - INCOME TAXES

The components of income (loss) before income taxes are as follows:

	Year ended December 31,		
	2001	2000	1999
Domestic	**$ 1,609,588**	$ (312,326)	$ 357,739
Foreign	**109,957**	124,170	219,031
	$ 1,719,545	$ (188,156)	$ 576,770

Income tax expense (benefit) is made up of the following components:

	Current	Deferred	Deferred-valuation allowance change	Total
Year ended December 31, 2001				
Domestic	**$ 37,000**	**$ 570,000**	**$ -**	**$ 607,000**
Foreign	**67,000**	**(2,000)**	**-**	**65,000**
	$ 104,000	**$ 568,000**	**$ -**	**$ 672,000**
Year ended December 31, 2000				
Domestic	$ 10,000	$ (98,000)	$ 300,000	$ 212,000
Foreign	60,000	(1,000)	-	59,000
	$ 70,000	$ 99,000	$ 300,000	$ 271,000
Year ended December 31, 1999				
Domestic	$ (21,000)	$ 137,000	$ 30,000	$ 146,000
Foreign	103,000	1,000	-	104,000
	$ 82,000	$ 138,000	$ 30,000	$ 250,000

The tax effects of temporary differences that give rise to the net future income tax benefit are as follows:

	December 31,	
	2001	2000
Deferred income tax assets:		
Postretirement benefit obligation	**$ 4,386,521**	$ 4,680,865
Pension obligation	**924,257**	-
Current asset valuation allowances	**716,887**	667,322
Net operating loss carryforwards	**1,417,323**	1,797,815
Foreign tax credit carryforwards	**59,467**	311,508
Deferred compensation	**55,967**	67,965
Other	**376,837**	396,048
Gross deferred income tax assets	**7,937,259**	7,921,523
Valuation allowance - foreign tax credits (both current and noncurrent)	**(59,467)**	(311,508)
Total deferred income tax assets	**7,877,792**	7,610,015
Deferred income tax liabilities:		
Accumulated depreciation	**(532,204)**	(590,209)
Prepaid pension costs	**-**	(98,027)
Other	**(23,256)**	(24,270)
Total deferred income tax liabilities	**(555,460)**	(712,506)
Net deferred income tax assets	**7,322,332**	6,897,509
Less current portion	**1,746,146**	1,420,469
Noncurrent portion	**$ 5,576,186**	$ 5,477,040

The Company's net operating loss carryforwards for federal income tax purposes amounted to $4,168,597 at December 31, 2001, of which $2,427,515 expires in 2012, $547,956 in 2019 and $1,193,126 in 2020, if not previously utilized. Foreign tax credits, amounting to $59,467 at December 31, 2001, net of a 100% valuation allowance, expire through 2006 if not previously utilized.

Income taxes differed from the amount computed by applying the federal statutory rate of 34% to income before income tax expense (benefit) as follows:

	Year ended December 31,		
	2001	2000	1999
Computed "expected" tax expense (benefit)	**$ 585,000**	$ (64,000)	$ 196,000
Increase (decrease) in tax expense (benefit) resulting from:			
Valuation allowance change due to foreign tax credits	**-**	300,000	30,000
State income taxes, net of federal income tax benefit	**24,000**	7,000	(15,000)
Other	**63,000**	28,000	39,000
	$ 672,000	$ 271,000	$ 250,000

NOTE 10 - EARNINGS PER SHARE

A reconciliation of the numerators and denominators in the basic and diluted EPS calculations follows:

	Year ended December 31,		
	2001	2000	1999
Numerator:			
Net income (loss) used for both basic and diluted EPS calculation	$ **1,047,545**	$ (459,156)	$ 326,770
Denominator:			
Weighted average shares outstanding for the period - used for basic EPS calculation	**745,046**	748,653	775,046
Dilutive effect of stock options and contingently issuable shares	**-**	-	-
Weighted average shares outstanding for the period - used for diluted EPS calculation	**745,046**	748,653	775,046

The Company has not included the effects of options and contingently issuable shares (restricted stock) of 67,780, 58,920 and 48,120 for 2001, 2000 and 1999, respectively, in its calculation of diluted EPS due to their anti-dilutive effect or the fact that the Company's restricted stock is issuable only upon reaching predetermined future corporate performance goals.

NOTE 11 - GEOGRAPHIC AND MAJOR CUSTOMER INFORMATION

The Company's net sales were made to customers in the following countries:

	Year ended December 31,		
	2001	2000	1999
United States	$ **25,604,337**	$ 26,417,732	$ 29,186,191
Canada	**4,328,217**	4,283,366	4,463,217
Other foreign countries	**4,862,180**	4,445,136	3,658,695
Consolidated total	$ **34,794,734**	$ 35,146,234	$ 37,308,103

The location of the Company's long-lived assets is as follows:

	December 31,		
	2001	2000	1999
United States	$ **5,926,663**	$ 6,763,933	$ 7,277,400
Canada	**1,066,410**	1,172,522	1,258,333
Consolidated total	$ **6,993,073**	$ 7,936,455	$ 8,535,733

Net sales to one customer represented approximately $3,747,000 (10.8%), $4,027,000 (11.5%) and $4,242,000 (11.4%) of the Company's consolidated sales for 2001, 2000 and 1999, respectively.

NOTE 12 - QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly financial data for the 2001 and 2000 calendar quarters is summarized below:

Three Months Ended	March 31	June 30	September 30	December 31
2001				
Net Sales	**$ 8,654,897**	**$ 9,912,120**	**$ 8,227,937**	**$ 7,999,780**
Gross Profit	**2,488,042**	**3,189,628**	**2,379,276**	**2,091,387**
Net Income	**67,621**	**450,111**	**35,094**	**494,719**
Basic and Diluted Earnings per Share	**.09**	**.60**	**.05**	**.66**
2000				
Net Sales	9,045,180	9.798,358	8,154,862	8,147,834
Gross Profit	2,761,264	2,948,150	2,344,822	1,350,588
Net Income (Loss)	282,551	228,811	25,331	(995,849)
Basic and Diluted Earnings (Loss) per Share	.37	.31	.03	(1.32)

Net sales and gross profit for all quarters presented have been restated to reflect the reclassification of co-op advertising costs as discussed in Note 1. The following amounts have been reclassified to decrease net sales and gross profit under the amounts previously reported (listed by quarter, beginning with the first quarter of each year): 2001 - $49,465, $14,564, $15,164 and $22,163, respectively; 2000 - $22,222, $11,497, $40,085 and $35,390, respectively.

Data for the fourth quarter of 2001 includes a $714,279 pre-tax ($471,424 after tax) gain on sale of the Company's non-business related real property.

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Officers and Directors

Hastings Manufacturing Company, Hastings, Michigan

Mark R.S. Johnson
Chairman, Chief Executive Officer and Director

Andrew F. Johnson
President and Director

Monty C. Bennett
Vice-President, Employee Relations and Director

**Neil A. Gardner
Executive Vice-President, Hastings City Bank, Hastings, Michigan and Director

**Douglas A. DeCamp
President, CEO, FHI, Inc.
Hastings, Michigan and Director

*William R. Cook
President, Pidgas, Inc.
Hastings, Michigan and Director

Dale W. Koop
Director

Thomas J. Bellgraph
Vice-President, Corporate Administration

Stephen G. Uhen
Vice-President, Information Services

Jeffrey P. Guenther
Vice-President, Aftermarket Brand Alliance

Tim P. Vehlewald
Vice-President, Stategic Development

Richard L. Zwiernikowski, Jr.
Controller and Secretary

* Chairman Audit Committee
** Member Audit Committee

Hastings, Inc., Barrie, Ontario, Canada

Robert W. Weatherston
President and Director

Russell A. Button
Secretary/Treasurer and Director

William B. Cooke
Vice-President, Operations and Director

Brian A. Fox
Merchandising Manager and Director

Thomas J. Bellgraph
Vice-President and Director

Mark R.S. Johnson
Director

Jeffrey P. Guenther
Director

Request for Form 10-K

Upon request, the Company will furnish without charge to each Hastings shareholder a copy of the Company's Form 10-K annual report filed with the Securities and Exchange Commission, Washington, D.C. The request must be in writing, addressed to the office of the Secretary, Hastings Manufacturing Company, 325 North Hanover Street, Hastings, Michigan 49058. If shares are beneficially owned in street name, a request for Form 10-K should also contain the name of the brokerage firm holding the shares. The Company's Form 10-K is also available on the Internet at http://www.sec.gov.

General Information

Transfer Agent and Registrar
EquiServe, Canton, MA 02021

Hastings Manufacturing Company

Telephone	(616) 945-2491
Facsimile	(616) 945-4667
Website	hastingsmfg.com

Hastings Manufacturing Company
Hastings, MI
49058-1598 USA

Hastings, Inc.
Barrie, Ontario
Canada L4M 4V3



HASTINGS®

Printed in the USA